Exhibit 11

CONSENT OF INDEPENDENT AUDITOR

We consent to the use, in this Offering Statement on Form 1-A, as amended, of our independent auditors’ dated January 31, 2018, except for the last paragraph in Note 2 for which the date is December 21, 2018, on our audit related to the financial statements of Steward Realty Trust, Inc. which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements, as restated. We included an explanatory paragraph regarding the management’s restatement of the company’s financial statements.

Very truly yours,

/s/ dbbmckennon

Newport Beach, California

December 21, 2018